July 31, 2019

Alon Dayan
Chief Executive Officer
Virtual Crypto Technologies, Inc.
11 Ha'amal Street
Rosh Ha'ayin, Israel

       Re: Virtual Crypto Technologies, Inc.
           Form 8-K
           Filed July 25, 2019

Dear Mr. Dayan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 25, 2019

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1. Based on your Form 10-Q for the fiscal quarter ended March 31, 2019, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transactions described in the Form 8-K. In this regard, we note that, as of March 31, 2019, you had no assets other than cash and cash equivalents and no or nominal operations. Please provide us with your analysis of whether the transactions described in the Form 8-K resulted in a change in your shell company status. If they did, please amend the Form 8-K to include the disclosure required by Items 2.01(f) and 5.06 of Form 8-K, including the financial statements required by Item 9.01(a) and (b) of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alon Dayan
Virtual Crypto Technologies, Inc.
July 31, 2019
Page 2

       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser,
Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameAlon Dayan                             Sincerely,
Comapany NameVirtual Crypto Technologies, Inc.
                                                         Division of
Corporation Finance
July 31, 2019 Page 2                                     Office of Consumer
Products
FirstName LastName